Exhibit 99.1

Press Release

Descartes Acquires Drivin

Expands AI-powered last mile logistics capabilities and Global Logistics Network with Latin American delivery management platform

WATERLOO, Ontario, ATLANTA, Georgia, and SANTIAGO, Chile, July 6, 2026 (GLOBE NEWSWIRE) — The Descartes Systems Group (Nasdaq: DSGX) (TSX: DSG), the global leader in uniting logistics-intensive businesses in commerce, today announced the acquisition of Drivin, a leading provider of last mile delivery management solutions across Latin America.

Drivin enables distributors, retailers, consumer goods companies, and logistics service providers to improve delivery performance with advanced route optimization, dispatch management, and real-time execution visibility, enhanced by machine learning and agentic AI capabilities. The platform is widely adopted in high-density urban environments where logistics complexity and service expectations continue to increase.

“Drivin brings a proven and highly adaptable solution for managing complex last mile operations. It also has a significant volume of last mile logistics data and operational metadata generated from real-world delivery execution across Latin America to improve AI training and execution, predictive analytics, and optimization,” said James Wee, General Manager of Fleet Performance Management solutions at Descartes. “The combination enhances our ability to serve distribution-intensive businesses around the world as they modernize and scale to meet customer expectations for faster, more reliable delivery experiences amidst growing urban congestion and complexity.”

"Latin America represents a growth market for Descartes and for the broader logistics technology industry," said Edward J. Ryan, Descartes' CEO. "Drivin complements our existing fleet performance management offering, expands our reach in Latin America, and adds experienced leadership and deep domain expertise to help accelerate innovation, adoption and customer success across the Descartes Global Logistics Network.”

Drivin is headquartered in Santiago, Chile. Descartes acquired Drivin for up-front consideration of approximately US $30 million satisfied with cash on hand, plus potential performance-based consideration. The maximum amount payable under the all-cash performance-based earn-out is US $5 million, based on the combined business achieving revenue-based targets in the first two years post-acquisition. Any earn-out is expected to be paid in fiscal 2029.

About Descartes

Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (GLN). Shippers, carriers, and logistics service providers connect and collaborate on the GLN leveraging technology, data and AI to manage last mile deliveries,

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Descartes Investor Contact
Laurie McCauley
investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Drivin and its solution offerings; the potential to provide customers with last-mile delivery and fleet performance management solutions; other potential benefits derived from the acquisition and Drivin’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Drivin business based on its historical and projected performance as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada including Descartes’ most recently filed annual and interim management's discussion and analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved